UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 000-20827

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CASS INFORMATION SYSTEMS, INC. 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CASS INFORMATION SYSTEMS, INC.

12444 Powerscourt Drive, Suite 550

St. Louis, Missouri 63131

REQUIRED INFORMATION

The Cass Information Systems, Inc. 401(k) Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA.

CASS INFORMATION SYSTEMS, INC. 401(K) PLAN

*	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM

The Retirement Plan Committee

Cass Information Systems, Inc.

    401(k) Plan:

We have audited the accompanying statements of assets available for plan benefits of the Cass Information Systems, Inc. 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 2013 and 2012, and the changes in assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Cummings, Ristau & Associates, P.C.
St. Louis, Missouri
June 18, 2014

CASS INFORMATION SYSTEMS, INC.

401(k) PLAN

Statements of Assets Available for Plan Benefits

December 31, 2013 and 2012

	2013	2012
General investments, at fair value:
Value of interest in pooled separate accounts	$20,958,820	17,649,317
Value of interest in mutual funds	6,086,906	6,006,908
Value of interest in collective trust funds	10,146,264	6,084,592
Value of funds held in insurance companygeneral account (unallocated contracts)	2,723,956	2,985,658
Value of interest in employer securities	565,707	293,794
Notes receivable from participants	1,161,956	1,148,367

Assets available for plan benefits	$41,643,609	34,168,636

See accompanying notes to financial statements.

CASS INFORMATION SYSTEMS, INC.

401(k) PLAN

Statement of Changes in Assets Available for Plan Benefits

Years ended December 31, 2013 and 2012

	2013	2012
Revenues:
Contributions:
Employer	$592,288	536,555
Employee	2,429,090	2,327,347
Rollover	164,103	70,712

	3,185,481	2,934,614

Earnings from investments:
Interest on insurance company general account	26,079	51,883
Dividends	6,229	11,247
Net appreciation in fair value of investments	6,129,666	3,283,064

	6,161,974	3,346,194

Interest on notes receivable from participants	58,349	52,801

Total revenues	9,405,804	6,333,609

Expenditures:
Benefit payments	1,902,662	1,667,677
Other	28,169	16,217

Total expenditures	1,930,831	1,683,894

Increase in assets available for plan benefits	7,474,973	4,649,715
Assets available for plan benefits:
Beginning of year	34,168,636	29,518,921

End of year	$41,643,609	34,168,636

See accompanying notes to financial statements.

CASS INFORMATION SYSTEMS, INC.

401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

NOTE 1 – PLAN DESCRIPTION

The following description of the Plan provides general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	Employer Contributions – The amount of employer contributions, if any, is discretionary and determined by the Board of Directors of Cass Information Systems, Inc. (the Company). The employer contributions are based upon amounts contributed by the employees.

The employer has indicated the discretionary contribution will be an amount equal to 50% of a participant’s contribution up to 3% of the participant’s salary, provided such contributions are within the guidelines of the Plan.

(b)	Employee Contributions – Each plan participant may elect to make contributions to the Plan of 1% to 100% of the participant’s compensation for such fiscal year as long as such contribution does not exceed the maximum permissible by the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

(c)	Participant Eligibility – Any employee of the Company or its wholly owned subsidiary, Cass Commercial Bank, shall be eligible to become a participant in the Plan provided the employee has completed one month of service, is 21 years of age or older, and does not have “offsite” included in the job title.

(d)	Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Vesting – Employees are 100% vested in any portion of their account resulting from their savings contributions and any rollover contributions. Employer matching and discretionary contributions credited after December 31, 1990 are subject to vesting as follows:

Years of service	Vesting percentage
Less than three	—%
Three or more	100

If an employee terminates employment before full vesting, the nonvested portions of employer matching and discretionary contributions are used to reduce future contributions or plan administration costs of the Company. Forfeited nonvested accounts totaled $17,071 and $21,673 during 2013 and 2012, respectively.

CASS INFORMATION SYSTEMS, INC.

401(k) PLAN

Notes to Financial Statements

(f)	Distributions – Under the terms of the Plan, participants reaching normal retirement age of 65 are eligible to receive the entire balance in all of the accounts maintained for such participant. Participants terminating employment prior to retirement receive their contributions and earnings on such contributions and the sponsor’s account and earnings on such account, if such amounts are vested. In the event of death, the balances in the participant’s account are fully vested and paid to the designated beneficiary.

(g)	Costs of Plan Administration – Fees and expenses incurred by the Company in the administration of the Plan are paid by the Company or from forfeited nonvested accounts. Expenses solely attributable to the investment of funds are paid with Plan assets.

(h)	Notes Receivable From Participants – Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined periodically by the Cass Information Systems, Inc. Retirement Plan Committee (the Plan Administrator). Principal and interest are paid ratably through payroll deductions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Presentation – The accompanying financial statements have been prepared on the accrual basis of accounting and present the assets available for plan benefits and changes in those assets. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

(b)	Trust Fund – Under the terms of a trust agreement between the Principal Life Insurance Company (the Custodian) and the Company, the Custodian administers a trust fund on behalf of the Plan. Participants may elect to have a portion of their account balances invested in a General Fund Account, which is comprised of investments in guaranteed interest contracts with an insurance company, a variety of interests in pooled separate accounts, mutual funds, and collective trust funds investing in debt and equity instruments, and common stock of Cass Information Systems, Inc.

(c)	Investment Valuation and Income Recognition – Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, as described more fully in note 3.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

CASS INFORMATION SYSTEMS, INC.

401(k) PLAN

Notes to Financial Statements

(d)	Notes Receivable From Participants – Notes receivable from participants are reported at their unpaid principal balances plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are charged to expense when incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit is recorded.

(e)	Subsequent Events – The Plan has evaluated subsequent events through June 18, 2014, the date the financial statements were issued.

NOTE 3 – FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the accompanying statements of assets available for plan benefits. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan Administrator believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The fair value measurement accounting literature establishes a value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets and liabilities in active markets and have the highest priority.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and have the lowest priority.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are used only when level 1 and level 2 inputs are not available.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012:

Common stocks – valued at the closing price reported on the active market on which the individual securities are traded (level 1 inputs).

CASS INFORMATION SYSTEMS, INC.

401(k) PLAN

Notes to Financial Statements

Mutual funds – valued at the daily closing price as reported by the fund (level 1 inputs). Mutual funds held by the Plan are open-end mutual funds which are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust funds – valued at the NAV of the units of the Principal Trust Company collective trusts (level 2 inputs). The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

Pooled separate accounts – valued at the NAV of the pooled separate accounts, which are not publically quoted (level 2 inputs).

Guaranteed investment contracts – fair value is the amount plan participants would receive currently if they were to withdraw or transfer funds with the Plan prior to their maturity for an event other than death, disability, termination, or retirement. This fair value represents contract value adjusted to reflect current market interest rates only to the extent such market rates exceed crediting rates (level 3 inputs).

The following tables set forth, by level with the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013 and 2012:

	Quoted market prices in active market for identical assets (level 1)	Significant other observable inputs (level2)	Significant unobservable inputs (level 3)	Total
2013
Pooled separate accounts and mutual funds:
Large U.S. equity	$3,585,215	5,144,508	—	8,729,723
Small/mid U.S. equity	1,475,651	7,268,791	—	8,744,442
International equity	—	3,095,859	—	3,095,859
U.S. property	—	618,172	—	618,172
Fixed income	1,026,041	4,831,489	—	5,857,530
Collective trust funds – balanced/asset allocation	—	10,146,264	—	10,146,264
Employer common stock	565,707	—	—	565,707
Insurance company general account	—	—	2,723,956	2,723,956

	$6,652,614	31,105,083	2,723,956	40,481,653

CASS INFORMATION SYSTEMS, INC.

401(k) PLAN

Notes to Financial Statements

	Quoted market prices in active market for identical assets (level 1)	Significant other observable inputs (level2)	Significant unobservable inputs (level 3)	Total
2012
Pooled separate accounts and mutual funds:
Large U.S. equity	$2,917,498	3,882,106	—	6,799,604
Small/mid U.S. equity	1,551,283	5,214,253	—	6,765,536
International equity	—	2,789,124	—	2,789,124
U.S. property	—	573,362	—	573,362
Fixed income	1,538,127	5,190,472	—	6,728,599
Collective trust funds – balanced/asset allocation	—	6,084,592	—	6,084,592
Employer common stock	293,794	—	—	293,794
Insurance company general account	—	—	2,985,658	2,985,658

	$6,300,702	23,733,909	2,985,658	33,020,269

Following is a summary of changes in the fair value of the insurance company general account, the only Plan asset valued using level 3 inputs, for the years ended December 31, 2013 and 2012:

	2013	2012
Balance, beginning of year	$2,985,658	3,237,650
Realized and unrealized losses relating to instruments still held at the reporting date	(34,649)	(7,174)
Interest credited	26,079	51,883
Purchases, sales, issuances, and settlements (net)	(253,132)	(296,701)

Balance, end of year	$2,723,956	2,985,658

CASS INFORMATION SYSTEMS, INC.

401(k) PLAN

Notes to Financial Statements

The following tables present information on investments measured at fair value based on NAV per share as of December 31, 2013 and 2012:

2013	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Pooled separate accounts:
Money Market Account	$3,239,989	—	Daily	1 day
Bond and Mortgage Account	1,591,500	—	Daily	1 day
Diversified International Stock Account	1,214,149	—	Daily	1 day
International Emerging Markets Account	1,463,166	—	Daily	1 day
International Equity Index Account	418,544	—	Daily	1 day
Large Cap S&P 500 Index Account	3,839,989	—	Daily	1 day
Large Cap Growth Account	1,304,519	—	Daily	1 day
Mid Cap Blend Account	1,823,889	—	Daily	1 day
Mid Cap Value Account	885,320	—	Daily	1 day
Mid Cap S&P 400 Index Account	424,316	—	Daily	1 day
Small Cap Blend Account	1,674,398	—	Daily	1 day
Small Cap S&P 600 Index Account	2,460,869	—	Daily	1 day
U.S. Property Account	618,172	—	Daily	1 day
Collective trust funds:
Principal Trust Income Fund	427,231	—	Daily	1 day
Principal Trust Target 2010 Fund	806,474	—	Daily	1 day
Principal Trust Target 2020 Fund	2,507,164	—	Daily	1 day
Principal Trust Target 2030 Fund	3,116,065	—	Daily	1 day
Principal Trust Target 2040 Fund	1,962,836	—	Daily	1 day
Principal Trust Target 2050 Fund	1,326,494	—	Daily	1 day

CASS INFORMATION SYSTEMS, INC.

401(k) PLAN

Notes to Financial Statements

2012	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Pooled separate accounts:
Money Market Account	$3,030,065	—	Daily	1 day
Bond and Mortgage Account	2,160,407	—	Daily	1 day
Diversified International Stock Account	1,042,916	—	Daily	1 day
International Emerging Markets Account	1,652,770	—	Daily	1 day
International Equity Index Account	93,438	—	Daily	1 day
Large Cap S&P 500 Index Account	2,898,946	—	Daily	1 day
Large Cap Growth Account	983,160	—	Daily	1 day
Mid Cap Blend Account	1,685,751	—	Daily	1 day
Mid Cap Value Account	712,184	—	Daily	1 day
Mid Cap S&P 400 Index Account	120,424	—	Daily	1 day
Small Cap Blend Account	672,846	—	Daily	1 day
Small Cap S&P 600 Index Account	2,023,048	—	Daily	1 day
U.S. Property Account	573,362	—	Daily	1 day
Collective trust funds:
Principal Trust Income Fund	235,134	—	Daily	1 day
Principal Trust Target 2010 Fund	663,658	—	Daily	1 day
Principal Trust Target 2020 Fund	1,444,567	—	Daily	1 day
Principal Trust Target 2030 Fund	1,812,450	—	Daily	1 day
Principal Trust Target 2040 Fund	1,239,266	—	Daily	1 day
Principal Trust Target 2050 Fund	689,517	—	Daily	1 day

NOTE 4 – INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s assets at December 31, 2013 and 2012:

	2013	2012
Principal Life Insurance Company:
General Fund Account	$2,723,956	2,985,658
Money Market Account	3,239,989	3,030,065
Bond and Mortgage Account	1,591,500	2,160,407
Large Cap S&P 500 Index Account	3,839,989	2,898,946
Small Cap S&P 600 Index Account	2,460,869	2,023,048
Principal Trust Company:
Principal Trust Target 2020 Fund	2,507,164	1,444,567
Principal Trust Target 2030 Fund	3,116,065	1,812,450

CASS INFORMATION SYSTEMS, INC.

401(k) PLAN

Notes to Financial Statements

During 2013 and 2012, the Plan’s investments (including gains and losses in investments bought and sold, as well as held during the year) appreciated in value by $6,129,666 and $3,283,064, respectively, as follows:

	2013	2012
Pooled separate accounts	$3,395,301	2,090,158
Mutual funds	1,207,552	591,420
Collective trust funds	1,363,330	608,660
Employer common stock	198,132	—
Insurance company general fund account	(34,649)	(7,174)

	$6,129,666	3,283,064

NOTE 5 – RELATED PARTY TRANSACTIONS

Certain Plan investments are units of pooled accounts or collective trust funds managed by Principal Life Insurance Company or affiliates thereof. Principal Life Insurance Company is the Custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management and recordkeeping services amounted to $28,169 and $16,217 for the years ended December 31, 2013 and 2012, respectively.

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Administrator has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, participants become 100% vested in their accounts. The Company may elect to have all assets transferred to another qualified plan in which all participants who would have otherwise received a distribution will have an interest, and each person’s interest will be nonforfeitable as to amounts attributable to assets transferred on his or her behalf.

NOTE 7 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for plan benefits.

NOTE 8 – FEDERAL INCOME TAXES

The Internal Revenue Service issued its latest determination letter on March 31, 2008, which indicates the prototype plan document adopted by the Plan qualifies under the provisions of Section 401(a) and the trust is exempt from federal income taxes under the provisions of Section 501(a) of the Internal Revenue Code, as amended. While various amendments have been made to the Plan since 2008, in the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

CASS INFORMATION SYSTEMS, INC.

401(k) PLAN

Employer Identification Number: 43-1265338

Plan Number: 002

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost		(e) Current value
*	Principal Life Insurance Company	General Fund Account	*	*	$2,723,956
		Pooled separate accounts:
*	Principal Life Insurance Company	Money Market Account	*	*	3,239,989
*	Principal Life Insurance Company	Bond and Mortgage Account	*	*	1,591,500
*	Principal Life Insurance Company	Diversified International Stock Account	*	*	1,214,149
*	Principal Life Insurance Company	International Emerging Markets Account	*	*	1,463,166
*	Principal Life Insurance Company	International Equity Index Account	*	*	418,544
*	Principal Life Insurance Company	Large Cap S&P 500 Index Account	*	*	3,839,989
*	Principal Life Insurance Company	Large Cap Growth Account	*	*	1,304,519
*	Principal Life Insurance Company	Mid Cap Blend Account	*	*	1,823,889
*	Principal Life Insurance Company	Mid Cap Value Account	*	*	885,320
*	Principal Life Insurance Company	Mid Cap S&P 400 Index Account	*	*	424,316
*	Principal Life Insurance Company	Small Cap Blend Account	*	*	1,674,398
*	Principal Life Insurance Company	Small Cap S&P 600 Index Account	*	*	2,460,869
*	Principal Life Insurance Company	U.S. Property Account	*	*	618,172
		Collective trust funds:
*	Principal Trust Company	Principal Trust Income Fund	*	*	427,231
*	Principal Trust Company	Principal Trust Target 2010 Fund	*	*	806,474
*	Principal Trust Company	Principal Trust Target 2020 Fund	*	*	2,507,164
*	Principal Trust Company	Principal Trust Target 2030 Fund	*	*	3,116,065
*	Principal Trust Company	Principal Trust Target 2040 Fund	*	*	1,962,836
*	Principal Trust Company	Principal Trust Target 2050 Fund	*	*	1,326,494
		Mutual funds:
	American Century Investments	Equity Income Advisor Fund	*	*	1,814,313
	Buffalo Funds	Buffalo Mid Cap Fund	*	*	982,693
	Fidelity Investments	Fidelity Advisor Equity Income Fund	*	*	759,617
	Fidelity Investments	Fidelity Advisor Small Cap Value Fund	*	*	246,096
	Lord Abbett & Co., LLC	Lord Abbett Developing Growth Fund	*	*	246,861
	T. Rowe Price Funds	T. Rowe Price New America Growth Fund	*	*	1,011,285
	Vanguard Group	Vanguard Total Bond Market Index Fund	*	*	1,026,041
*	Cass Information Systems, Inc.	Common stock	*	*	565,707
	Participant loans	Interest rate range from 5.0% to 10.5%	—		1,161,956

					$41,643,609

*	Party-in-interest.
**	Not included for participant-directed investment programs, as permitted under the instructions to Form 5500.

See accompanying independent auditors’ report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CASS INFORMATION SYSTEMS, INC. 401(K) PLAN

By:	/s/ P. Stephen Appelbaum
Name:	P. Stephen Appelbaum
Title:	Trustee

Date: June 18, 2014

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of Cummings, Ristau & Associates, P.C.